Exhibit 99.429

NEXTECH AR SOLUTIONS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

DATED: MARCH 22, 2022

Management’s Discussion and Analysis

Unless the context requires otherwise, all references in this management’s discussion and analysis (the “MD&A”) to “NexTech”, “we”, “us”, “our” and the “Company” refer to NexTech AR Solutions Inc. and its subsidiaries as constituted on December 31, 2021. This MD&A has been prepared with an effective date of March 22, 2022.

This MD&A for the year ended December 31, 2021 should be read in conjunction with our annual audited consolidated financial statements for the year ended December 31, 2021. The financial information presented in this MD&A is derived from our interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See “Forward-Looking Statements”.

This MD&A includes trade-marks, such as “NexTech”, and “ARitize”, which are protected under applicable intellectual property laws and are the property of NexTech. Solely for convenience, our trade-marks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trade-marks and trade names. All other trade-marks used in this MD&A are the property of their respective owners.

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com.

Key Performance Indicators

This MD&A makes reference to certain key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These SaaS metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses SaaS industry metrics in order to facilitate operating performance comparisons from period to period. As the Company is aggressively promoting and expanding its “SaaS” business, we have decided to adopt “Annual Recurring Revenue” or “ARR” as a key performance indicator.

Annual Recurring Revenue is defined as the annualized equivalent value of the subscription revenue of all existing contracts as at the date being measured, excluding non-recurring fees, with a subscription term of one-year or longer. All the customer contracts under this measurement automatically renew unless cancelled by our customers.

Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. As at December 31, 2021 our ARR was $475,000.

Management’s Discussion and Analysis

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “seek”, “believe”, “potential”, “continue”, “is/are likely to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Forward-looking statements are intended to assist readers in understanding management’s expectations as of the date of this MD&A and may not be suitable for other purposes. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the economy generally;
●	market participants' interest in NexTech’s services and products, both in respect of its current
●	offerings and its proposed roll-out of future products and services;
●	fluctuations in foreign currency exchange rates;
●	business prospects and opportunities;
●	anticipated and unanticipated costs;
●	management's outlook regarding future trends;
●	uncertainty regarding the market and economic impacts of COVID-19;
●	our expectations regarding our revenue, expenses and operations;
●	our anticipated cash needs and our needs for additional financing;
●	our plans for and timing of expansion of our solutions and services;
●	our future growth plans including the entry into adjacent markets;
●	the acceptance by our customers and the marketplace of new technologies and solutions;
●	our ability to attract new customers and develop and maintain existing customers;
●	our ability to attract and retain personnel;
●	our future growth and its dependence on continued development of our direct sales force and their ability to obtain new customers;

●	our expectations with respect to advancement in our technologies;
●	our competitive position and our expectations regarding competition;
●	regulatory developments and the regulatory environments in which we operate;
●	anticipated trends and challenges in our business and the markets in which we operate
●	an increased demand for 3D volumetric objects, content and experiences;
●	the anticipated benefits of our product offerings and services; and
●	the retention of earnings for corporate purposes and the payment of future dividends.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Expected future developments include growth in our target market, an increase in our revenue based on trends in customer behaviour, increasing sales and marketing expenses, research and development expenses and general and administrative expenses based on our business plans. Although we believe that the assumptions underlying the forward-looking statements are reasonable, they may prove to be incorrect.

Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including those set forth below under the heading “Risks and Uncertainties”. These risks and uncertainties could cause our actual results, performance, achievements and experience to differ materially from the future expectations expressed or implied by the forward-looking statements. In light of these risks and uncertainties, readers should not place undue reliance on forward-looking statements.

The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made in this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Management’s Discussion and Analysis

Readers should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

All of the forward-looking statements in this MD&A are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, NexTech.

RISKS AND UNCERTAINTIES

We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

●	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.
●	We encounter long sales cycles for technology services, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.
●	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.
●	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.
●	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.
●	We have incurred operating losses in the past and may incur operating losses in the future.
●	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.
●	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.
●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.
●	Our ability to continue to sell our products through sales channels and marketplaces such as Amazon, Walmart, and eBay may not meet our expectations.
●	We are subject to fluctuations in currency exchange rates.
●	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.
●	If we fail to retain our key employees, our business would be harmed, and we might not be able to implement our business plan successfully.
●	Our growth is dependent upon the continued development of our direct sales force.
●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.
●	Interruptions or delays in the services provided by third party data centers and/or internet service providers could impair the delivery of our solutions and our business could suffer.
●	The use of open-source software in our products may expose us to additional risks and harm our intellectual property.
●	We may not receive significant revenue as a result of our current research and development efforts.
●	Current and future accounting pronouncements and other financial reporting standards might negatively impact our financial results.

Management’s Discussion and Analysis

●	The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies may have a conflict of interest.
●	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly acquired companies or businesses may adversely affect our financial results.
●	The market price for our common shares may be volatile.
●	We may issue additional common shares in the future which may dilute our shareholders’ investments.
●	We may face challenges to our intellectual property rights, which could have a material adverse impact on the Company.
●	Uncertainties associated with the economic and market impact related to COVID-19.
●	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

These risks are described in further detail in the section entitled “Risk Factors” in our most recently filed Annual Information Form. Although the forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, these risks, uncertainties, assumptions, and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements. In light of these risks, uncertainties and assumptions, readers should not place undue reliance on forward-looking statements.

Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our shares to decline. If any of the noted risks actually occur, our business may be harmed, and our financial condition and results of operations may suffer significantly.

On March 11, 2020, COVID-19 was characterized as a pandemic by the World Health Organization. The spread of COVID-19 has significantly impacted the global economy. We are closely monitoring the effects and impact on our operations and financial performance; however, the extent of impact is difficult to fully predict at this time due to the rapid and ongoing evolution of this uncertain situation. We continue to conduct business with substantial modifications to employee travel, employee work locations and virtualization or cancellation of all sales and marketing events, along with substantially modified interactions with customers and suppliers, among other modifications. We will continue to actively monitor the impact of the COVID-19 pandemic on all aspects of our business and may take further actions that alter our business operations as may be required by governments, or that we determine are in the best interest of our employees, customers, partners, suppliers, and shareholders.

The COVID-19 pandemic helped our business as it has accelerated the wider adoption of our technology services and ecommerce product sales. We have been able to experience a higher demand and for more diverse technology offerings such as virtual events and higher education. With the closure of brick-and-mortar retail we also experience demand from our eCommerce product sales. It is uncertain and difficult to predict what the full potential effects the COVID-19 pandemic may have on our business including the effects on our customers and prospects, or our financial results and our ability to successfully execute our business strategies and initiatives.

OVERVIEW

NexTech is a diversified technology company that is both a provider of a broad array of in market AR solutions as well as owner operator of an ecommerce and Virtual Events business that it uses as a test bed for its technology. NexTech’s AR solutions provide global customers with critical functionality needed for 3D AR immersive experiences. These AR solutions can be used across many verticals and are currently being utilized in e-commerce, Virtual Events, higher ed learning, corporate training, digital advertising and entertainment. NexTech’s AR solutions are able to scale the production of 3D models by using AI algorithms and computer vision technology. The resulting product and service offerings allow its customers to deliver photo-realistic, volumetric 3D AR at scale for mass adoption. The majority of the company's technology is available over the web however the Company also has multiple AR applications on iOS/Android including; ARitize360, ARitize, and HoloX allowing for 3D visualization across all platforms and available for all AR use cases creating a one stop shop for AR. The company also has recently acquired ARway, a geolocation 3D mapping startup that has a SaaS business for the Metaverse.

Management’s Discussion and Analysis

Although management believes AR is the future of the Company and where the greatest growth potential is, e-Commerce is currently the main revenue source for the Company. We continue to expect e-Commerce to contribute meaningful revenue to NexTech for the foreseeable future as AR and technology services revenue continues to grow. It is management’s view that at some point in the future AR and technology services revenue will eclipse that of e-Commerce. The Company remains focused at present on the delivery and growth of its AR and technology services and generation of revenue through its e-Commerce platforms. Accordingly, the Company may delay, discontinue and/or prioritize its research and development expenditures on its products in development and/or patent portfolio in the event that its cash flow from operations together with the available proceeds of any future offering would be insufficient to achieve significant progress on any such key initiatives.

NexTech owns and operates the following three e-Commerce platforms through the Company’s wholly owned subsidiary AR Ecommerce LLC:

1.	vacuumcleanermarket.com (“VCM”): A vacuum cleaner retailer focused on high-end residential vacuums, supplies and parts, and small home appliances, which is operated through a retail location and online sales channels.
2.	infinitepetlife.com (“IPL”): A health food supplement for animals, which is operated through online sales channels.
3.	Trulyfesupplements.com (“TruLyfe”): A health supplement online store.

Product sales from the above e-Commerce platforms are a combination of direct sales, marketplaces and sales channels such as Amazon and eBay and VCM that charge a fee.

NexTech’s technology stack is best described as having multiple distinct parts. NexTech’s technology stack includes the following core elements:

ARitize Maps

An all-in-one metaverse creation studio allowing users to spatially map their location and populate it with interactive 3D objects, navigations, wayfinding, audio and more. ARitize Maps is a smartphone application available on iOS and android for authoring, sharing and viewing location-persistent AR experiences and AR Navigation. It is a self-serve solution, and all is done on a smartphone device in a matter of minutes.

ARitize 3D

A WebAR Solution for eCommerce that is a component of the NexTech AR platform and is an end-to-end AR platform with content creation, hosting and viewing of AR/3D assets all in one. ARitize 3D for eCommerce tools give users the ability to embed a 3D model in a product page on an ecommerce website. This embedded experience, once rendered in a shopper’s browser, will provide a 3D model experience that a shopper can easily manipulate and explore. Works across all mobile and desktop devices on the web.

ARitize Swirl

An ARitize Swirl is a swirling (rotating) 3D asset on the header or page of an ecommerce website. In a few simple steps, any customer can create a fully interactive ARitize Swirl 3D/AR banner using their existing 3D models and embed them into their ecommerce website to create 6X higher purchase intent, increase conversions and click-through rates. The ARitize Swirl self-serve creator tool is an upsell opportunity for existing ARitize 3D clients, and allows for the creation and management of 3D and AR banners for their ecommerce websites, highlighting the products that clients wish to promote.

Management’s Discussion and Analysis

ARitize Social Swirl

ARitize Social Swirl is a social media AR filter designed to promote and visualize ecommerce products in an interactive and shareable way. Available for Instagram, Meta, and Snapchat, ARitize Social Swirls are designed to create new engagement opportunities for customers. ARitize Social Swirl is a managed service where Nextech creates ads for clients with their existing 3D models, or from Nextech’s existing list of AR templates, to be advertised on the client’s Instagram, Facebook and Snapchat. Nextech also creates custom filters to match client’s branding. When users click on the ad, they can see the product in 3D in their space, giving the user the ability to experience and interact with the product, before sending them to the client’s website to purchase the product.

ARitize Ads

ARitize Ads is Nextech’s ad solution for captivating 3D ads that are interactive, engaging and memorable. Using Nextech’s AI technology and clients existing 3D models, these 3D/AR ads can easily be embedded into leading e-commerce websites and client’s websites seamlessly. They can be run on social and the service provides real-time ad analytics.

ARitize CAD

ARitize CAD enables the conversion of CAD files into 3D/AR models at scale. CAD is a function of product engineering. Industrial designers, working for product manufacturers, use CAD software (e.g., AutoCAD, SolidWorks, etc.) to design many of the products in the modern world.  Using ARitize CAD, those files can be converted to 3D/AR models with the creation of photo realistic, fully textured 3D models from raw CAD models and reference images. This technology creates optimized 3D meshes that are suitable for 3D and AR applications.

ARitize Decorator

ARitize Decorator enables customers to virtually preview home furnishing and decor in a desired location, using just a simple 2D photo of a room. The solution uses Nextech's AI to analyze a room layout automatically and then parses out room surfaces, reconstructs the scene, and allows 3D objects to be seamlessly placed inside a 2D photo, as if they were part of the room.

ARitize Holograms

ARitize Holograms is Nextech's human hologram creator mobile app. Currently available in the apple iOs store. ARitize Holograms lets you CREATE, SHARE and VIEW holograms on your smartphone device. It is as easy as creating a video. No green screen or technical equipment required; anyone can create themselves as a human hologram in minutes.

ARitize CPG

ARitize CPG (CPG = Consumer Packaged Goods) is an Augmented Reality hologram experience, triggered by a visual anchor such as a QR code placed on product packaging, in-store aisles or end-cap displays. This interactive AR hologram takes smart packaging to a new level with exciting 3D objects, innovative visual effects and engaging episodic content.

ARitize Labs

With ARitize Labs, higher education institutions can bring classrooms to life with immersive and engaging augmented learning labs. Using Nextech’s ARitize Play app, students are welcomed into a virtual learning lab, where they can interact and learn in 3D, mimicking a traditional lab environment. The Nextech AR platform allows users to design, build and publish native AR experiences for delivery through a learning platform. These learning experiences provide students the opportunity to learn through pre-recorded AR learning objects on their smart phones, tablets and AR headsets

Management’s Discussion and Analysis

ARitize Events 3D

ARitize Events is Nextech AR’s virtual and hybrid events platform. ARitize Events self-serve platform enables customers to create stunning floor plans, unique exhibitor booths, poster sessions, and more. ARitize Events 3D allows companies to fully brand their experiences and enrich them with NexTech's Augmented Reality Products like AR (Live) Streaming Holograms, AR Portals, or AR 3D Objects. A LiveX digital experience is built using preconfigured components and engages audiences on a more human level with an interactive, (live-) streaming and multimedia content platform. These are the building blocks; (live) streamed video sessions, on-demand video, AR enhanced video, collaborative meetings, networking, chat, polls, Q&A, and many more.

ARitize Portals

With ARitize Portals, users can transport themselves into new environments using augmented reality. Users can place the portal in their space using a smartphone, then walk through the portal to enter a new world. Users can look up, down, and around 360 degrees to view completely new surroundings through augmented reality.

ARitize Capture

Formerly known as ARitize360. ARitize Capture allows the user to create 3D augmented reality photo realistic models right from their smartphone. The main purpose is to turn products into 3D models to enhance the user experience and create engagement with the products. Users can experience the product from every angle, zooming into the minutest of details and product features.

ARitize Play

Formerly known as the standalone app called ARitize. ARitize Play is a mobile app that lets users experience immersive augmented reality technology. This app is used to scan QR codes that launch exciting augmented reality experiences for consumers and users of all ages. Users can engage in these immersive experiences, which include 3D AR products, portals, AR labs, human holograms, and more.

Map D

Map D is a self-serve virtual events platform that allows organizers to create, host, and manage live events for over 100,000 attendees both online and in our branded native event application. The platform supports live video, chat, networking, and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, and hybrid events.

Each of the above products in NexTech’s technology stack are fully developed and at the commercial production stage, and management anticipates that revenue generated from these product offerings will eclipse the revenue currently generated by the Company’s current e-commerce platforms in the future. The Company proposes to grow its AR business on a going forward basis through enhanced sales and marketing, the development of additional product offerings and leveraging its existing and future customer relationships to cross-sell its various products and services. In addition, the Company proposes to generate revenue through the licensing of certain of its software products, which will also be promoted through enhanced marketing efforts. Management is of the view that ability of the Company to achieve these objectives will be strengthened by the inherent growth of AR in general, and the traction of the industry as consumers become more familiar with the use of such products and services.

In addition to the above products, the Corporation also has the following material products in development:

Name of Product	Description	Anticipated Commercialization Date
CAD to Poly	Converts computer aided design (CAD) files into Polygon files for 3D, AR and Metaverse use	Q1 2022
Anchorit	App for spatial mapping and import 3D assets	Q1 2022
HoloX – Self Serve	Create your own no green screen 3D holograms through the app store	Q1 2022

Management’s Discussion and Analysis

The above-noted products in development are currently being developed in-house, and accordingly, the Company is not anticipated to incur material additional costs related to these products in the near term.

The Company is also currently in the process of applying for five patents with respect to its Threedy.ai and HoloX products as well as certain ancillary technology, as follows:

Current Patents	Description	Date Provisional Patent Filed(1)	Status of Non-Provisional Patent Filing(1)	Jurisdiction
N/A	CREATING 3D MODELS FROM 2D PHOTOS AND APPLICATIONS - covers core AI algorithms for creating 3D models automatically from 2D photos and is the core of Threedy tech	N/A	Non-provisional Utility patent to be filed in March 2022	United States
N/A	EFFICIENT CREATION OF 3D MODEL AND APPLICATION - covers the virtual assembly line concept that helps scale 3D content creation from 2D photos	N/A	Non-provisional Utility patent to be filed in March 2022	United States
N/A	MATERIAL ESTIMATION FOR 3D MODELING AND APPLICATION - covers the AI/ML techniques for creating 3D textures and materials automatically from 2D reference photos	N/A	Non-provisional Utility patent to be filed in March 2022	United States
N/A	AUTOMATICALLY EXTRACTING TILEABLE UNITS FROM IMAGES - describes a method for compressing large textures with regular patterns to significantly reduce the size of the texture files	N/A	Non-provisional Utility patent to be filed in March 2022	United States
N/A	METHODS & SYSTEMS FOR CREATING OPTIMIZED 3D MESHES FROM CAD DRAWINGS - describes the technology and process we have built to covert 3D CAD files and other solid designs into optimized 3D meshes suitable for real-time visualization on the Web and AR	N/A	Non-provisional Utility patent to be filed in March 2022	United States
Utility Patent Application	AUTOMATIC BACKGROUND REMOVAL FOR HUMAN TELEPRESENCE - covers the technologies built into our HoloX app to create holograms without requiring a green screen	January 2022	To be finalized for filing	United States

(1) There are two different types of utility patent applications in the United States: (i) provisional applications; and (ii) non-provisional applications. The provisional application is a patent application filed with the U.S. Patent and Trademark Office (“USPTO”) which involves less formal documentation and is not subject to examination by the USPTO. The provisional application has a one year term and is not legally enforceable. In order for a provisional application date to be effective, a non-provisional patent application must be prepared and filed within one year of the provisional application. The non-provisional patent application is a more detailed filing and subject to examination by the USPTO. A patent granted on the basis of the non-provisional application is legally enforceable in the United States. The filing of a provisional application is not a pre-requisite to the filing of a non-provisional application.

These filings are expected to be completed by the second quarter of 2022 at an additional cost of approximately $80,000

Management’s Discussion and Analysis

SELECTED HIGHLIGHTS FOR THE YEAR

During the year ended December 31, 2021, and up to the date of this report the Company:

●	The Company began trading on the NEO Exchange under the symbol “NTAR” on January 5, 2021.
●	On April 8, 2021 issued 2,801,500 units for gross proceeds of $14,007,500. Each unit consists of one share and one-half warrant. Each warrant is exercisable at $6.00 per share for a period of 2 years from issuance, subject to an accelerated expiry if certain conditions are met. In relation, the Company issued 203,105 compensation options, each of which entitle the Holder to purchase one unit of the Corporation for $5.00 per unit. Each unit is comprised of one-half of one Common Share purchase warrant which is exercisable at $6.00 per warrant, under the same conditions noted above.

●	On June 25, 2021, NexTech acquired Threedy.ai, Inc. (“Threedy”) for $9,500,000 USD in an all-stock transaction. Threedy’s proprietary AI allows the Company to produce 3D models at a much quicker pace.
●	The Company changed its auditor from DMCL LLP (the "Former Auditor") to Marcum LLP (the "Successor Auditor"), effective September 29, 2021.
●	On August 26, 2021, NexTech acquired U.K. based spatial computing company ARWAY Ltd. (“ARway”) in an all-stock transaction and hired key founders Baran Korkmaz and Nikhil Sawlani.
●	On November 3, 2021 issued 3,030,304 Common Shares in a private placement for gross proceeds of $5,000,000 and Warrants to purchase up to an aggregate of 1,515,152 Common Shares at a purchase price of $1.65 per Common Share and associated Warrant. Each Warrant will entitle the holder to purchase one half of one Common Share at an exercise price of $1.92 per whole Common Share for a period of three years following the issuance date.
●	The Company is rebrands as “Nextech AR Solutions, A Metaverse Company.” Additionally, all of its augmented reality products will use the “ARitize'' naming convention. The Company’s website and marketing materials will progressively roll-out these branding and logo changes. The word “ARitize'' will become the new term when referring to the transformation from 2D into 3D augmented reality and the Metaverse.
●	On January 25, 2022 issued 8,130,082 Common Shares in a private placement for gross proceeds for $10,000,000 and Warrants to purchase up to an aggregate of 8,130,082 Common Shares at a purchase price of CAD $1.23 per Common Share and associated Warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of CAD $1.54 for a period of three years following the issuance date.

Management’s Discussion and Analysis

SIGNIFICANT FACTORS AFFECTING RESULTS OF OPERATIONS

Our results of operations are influenced by a variety of factors, including:

Revenue

The Company generates revenue from the sale of renewable software licenses, technology services, and eCommerce products.

Renewable Software Licenses

The Company sells software licenses on a specified term basis, with customer held options for renewal. Recognition of revenue from the license of software is recognized at the time that the software has been made available to the customer and is recognized ratably over the term of the related agreement. Although this segment is only 5% of our total revenue for fiscal 2021, it is the fastest growing segment with over 300% growth year-over-year and accumulating $475,000 of ARR (at at December 31, 2021) mostly in the fourth quarter. Fourth quarter revenue for this segment represented 37% of the annual segment revenue. This is a testament to the focus placed on actively growing our AR sales over the last few months with the support from the development and commercialization of our AR technology.

Technology Services

Revenue from contracts for virtual events and technology services, other than software licenses, is recognized on a percentage of completion basis once the customer has entered into an agreement with the Company. Services included in the fixed price contracts are not distinct and determinable, therefore the entire purchase price is allocated using percentage of completion. This segment remained consistent at 20% of total revenues year-over-year, however, we saw demand for virtual events waver throughout different points in the year as COVID-19 restrictions changed during the year in the various geographic markets (mainly within Canada and the US), which brought additional uncertainty for virtual vs in-person event hosting.

eCommerce (Product Sales)

The Company sells products through its retail store and has e-commerce sales through its websites: vacuummcleanermarket.com, infinitepetlife.com, and trulyfesupplements.com. The Company also sells products through other sales channels and marketplaces where available. Revenue for these sales are recognized at a point in time in accordance with IFRS 15. Retail store sales are recognized at the point of sale, whereas e-commerce sales are recognized when the goods are shipped as this represents the point where the performance obligation is met. Revenue recognized excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final. This segment was 74% of total revenues down slightly from 77% last year as COVID-19 that resulted in global supply chain issues limited our sales in this segment especially during the fourth quarter. Aside from the impact of COVID-19, the results are in line with our expectations as our focus is to grow our revenues from AR products and technology services.

Cost of Sales

Cost of sales includes the expenses incurred to acquire the inventory for sale, including product costs, shipping costs as well as provisions for reserves related to product shrinkage, obsolete inventory and lower of cost and net realizable value adjustments when required. Cost of sales also includes wages and salaries associated with the customer service and delivery teams, and other direct costs in relation to delivering virtual events to customers.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising, personnel and related costs for our sales, marketing, and select members of the management teams, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel and partner referral fees, partner programs support and training, investor relations and promotional marketing costs.

We plan to continue to invest in sales and marketing by expanding our domestic and international selling and marketing activities, building brand awareness, and sponsoring additional marketing events. We expect that in the future, selling and marketing expenses will increase once we see sustainable market opportunities.

Management’s Discussion and Analysis

Research and development expenses

Research and development (“R&D”) expenses consist primarily of personnel and related costs for the teams responsible for the ongoing research, development and product management of our technology solutions as well as platform and maintenance costs.

We anticipate that spending on R&D will also be lower in absolute dollars as much of our products are in the commercialization stage and further investments in the near future are focused on enhancements of existing products.

General and administrative expenses

General and administrative expenses consist primarily of personnel and related costs associated with administrative functions of the business including finance, human resources, operations, management, and internal information system support. It also includes shipping and warehouse costs, office and general costs, compliance, legal, accounting, and other professional fees as well as equipment, repairs, and maintenance. We expect that, in the future, general and administrative expenses will decrease in absolute dollars as we have scaled back our workforce heading into the new year and expect a reduction in acquisition and professional fees related to specific 2021 events that we don’t anticipate for 2022.

Foreign exchange

Our presentation and functional currency is Canadian dollar with the exception of our subsidiaries in the United States (US Dollar). We derive most of our revenue in USD. Our head office and a significant portion of our employees are located in Canada, and as such a portion of our expenses are incurred in Canadian dollars.

RESULTS OF OPERATIONS

The following table sets forth a summary of our results of operations:

	Three months ended December 31			Year ended December 31
	2021	2020	Variance	2021	2020	Variance
Statement of Operations
Revenue	$6,379,140	$7,001,710	$(622,570)	$25,934,980	$17,685,652	$8,249,328
Cost of sales	(3,948,838)	(3,625,667)	(323,171)	(16,096,412)	(7,834,668)	(8,261,744)
Gross profit	2,430,302	3,376,043	(945,741)	9,838,568	9,850,984	(12,416)
Operating expenses	(8,510,438)	(8,398,439)	(111,999)	(37,308,394)	(19,041,854)	(18,266,540)
Other expenses	(3,460,864)	(3,055,248)	(405,616)	(5,359,614)	(6,499,668)	1,140,054
Loss before income taxes	(9,541,000)	(8,077,644)	(1,463,356)	(32,829,440)	(15,690,538)	(17,138,902)
Tax recovery (expense)	177,386	24,339	153,047	177,386	96,956	80,430
Net loss	(9,363,614)	(8,053,305)	(1,310,309)	(32,652,054)	(15,593,582)	(17,058,472)
Net loss per share (basic and diluted)	$(0.11)	$(0.12)	$0.01	$(0.39)	$(0.23)	$(0.16)

Segmented results of operations:

Year ended December 31, 2021	eCommerce	Technology Services	Corporate	Total
Revenue	$19,245,131	$6,689,849	$-	$25,934,980
Cost of Sales	(11,275,091)	(4,821,321)	-	(16,096,412)
Gross Profit	7,970,040	1,868,528	-	9,838,568
Sales & Marketing	(6,377,521)	(9,289,406)	(1,148,117)	(16,815,044)
General & Administrative	(4,197,779)	(6,424,106)	(3,259,205)	(13,881,090)
Research & Development	(2,789)	(6,609,471)	-	(6,612,260)
Total comprehensive (loss)	43,715	(22,773,628)	(9,695,289)	(32,425,202)

December 31, 2020	eCommerce	Technology Services	Corporate	Total
Revenue	$13,932,871	$3,752,781	$-	$17,685,652
Cost of Sales	(6,922,340)	(912,328)	-	(7,834,668)
Gross Profit	7,010,531	2,840,453	-	9,850,984
Sales & Marketing	(5,046,433)	(3,098,631)	(1,464,377)	(9,609,441)
General & Administrative	(2,907,360)	(76,375)	(2,857,025)	(5,840,760)
Research & Development	(426,786)	(3,164,867)	-	(3,591,653)
Total comprehensive (loss)	(1,373,960)	(9,506,249)	(4,965,985)	(15,846,194)

Management’s Discussion and Analysis

Selected financial position figures:

	As at	As at
	December 31, 2021	December 31, 2020
Financial Position
Working capital	$9,184,859	$13,575,077
Total assets	29,510,258	29,075,893
Non-current liabilities	877,651	877,978

Revenue

	Three months ended December 31,			Year ended December 31,
	2021	2020	Variance	2021	2020	Variance
Product sales	$4,225,667	$4,588,028	$(362,361)	$19,245,130	$13,932,871	$5,312,259
Technology services	1,643,160	2,226,487	(583,327)	5,295,779	3,417,501	1,878,278
Renewable software licenses	510,313	187,195	323,118	1,394,070	335,280	1,058,790
	$6,379,140	$7,001,710	$(622,570)	$25,934,980	$17,685,652	$8,249,328

Total revenue for the three months and year ended December 31, 2021 was $6,379,140 and $25,934,980 a decrease of $622,571 and an increase of $8,249,328 or -9% and 47%, respectively, compared to the same period in 2020.

Product sales

Product sales for the three months and year ended December 31, 2021 was $4,225,667 and $19,245,130 a decrease of $362,361 and an increase of $5,312,259 or -8% and 38%, respectively, compared to same period in 2020. Product sales includes revenue generated through sales from the retail store, websites, and external sales channels. Website sales include sales from the following internally owned websites: infinitepetlife.com, vacuumcleanermarket.com, and trulyfesupplements.com. Product sales for the three-month period has decreased mainly due to the impact of COVID-19 on the supply chain and getting the desired inventory products for the retail busy season. Product sales for the year have increased mainly due to vacuumcleanermarket.com expanded offerings like small appliances, and additional sales through Amazon and Walmart channels, and increased capacity to facilitate the fulfillment of the sales. Infinitepetlife.com was new this year as well as part of the increase in product sales compared to last year.

Technology services

Technology services for the three months and year ended December 31, 2021 was $1,643,160 and $5,295,779 a decrease of $593,909 and an increase of $1,867,697 or -26% and 55%, respectively, compared to the same period in 2020. Technology services represents contracts for virtual events, higher education, professional services related to virtual conferences, augmented reality services, other services for the portion of the services completed to date. Technology services for the three-month period has decreased due to higher demand for virtual events in the prior period at the onset of COVID-19, the Company’s reduction in sales and marketing efforts to promote virtual events as the Company shifts its focus on the sales of its AR products. For the year, technology services revenue was strong as we saw consistent demand and revenues throughout the year.

Renewable software licenses

Renewable software licenses for the three months and year ended December 31, 2021 was $510,313 and $1,394,070 an increase of $323,118 and $1,058,790 or 173% and 316%, respectively, compared to the same period in 2020. These licenses are sold alongside our technology services as noted above. The increase in license revenue is a result of software licenses being a new revenue service that was established after the acquisition of Map Dynamics, and ThreedyAi Inc. Current quarter revenue growth is driven by an increase in sales from our AR 3D monthly subscriptions.

Cost of Sales

	Three months ended December 31,			Year ended December 31,
	2021	2020	Variance	2021	2020	Variance
Cost of sales	$3,948,838	$3,625,667	$323,171	$16,096,412	$7,834,668	$8,261,744
Gross profit	2,430,302	3,376,043	(945,741)	9,838,568	9,850,984	(12,416)
Gross profit percentages	38%	48%		38%	56%

Management’s Discussion and Analysis

Cost of sales for the three months and year ended December 31, 2021 was $3,948,838 and $16,096,412 an increase of $323,171 and $8,261,744 or 9% and 105%, respectively, compared to the same period in 2020.

Gross profit for the three months and year ended December 31, 2021 was $2,430,302 and $9,838,568 a decrease of $945,742 and a decrease of $12,416 or -28% and 0% compared to the same period in 2020. As a percentage gross profit was 38% for both the three months and year ended December 31, 2021, compared to 48% and 56% for the same period in 2020.

	Three months ended December 31,			Year ended December 31,
	2021	2020	Variance	2021	2020	Variance
Cost of sales - Product sales	$2,708,080	$2,713,339	$(5,259)	$11,275,091	$6,922,340	$4,352,751
Gross profit - Product sales	1,517,587	1,874,689	(357,102)	7,970,040	7,010,531	959,509
Gross profit percentages	36%	41%		41%	50%

Cost of sales related to product sales increased as a percentage of revenue resulting in lower gross profits for both the three months and year ended December 31, 2021 as we saw inventory price increases for our vaccumcleanermarket.com products as the world deals with the current supply chain issues in the later part of 2021.

	Three months ended December 31,			Year ended December 31,
	2021	2020	Variance	2021	2020	Variance
Cost of sales - Technology services	$1,240,758	$912,328	$328,430	$4,821,321	$912,328	$3,908,993
Gross profit - Technology services	912,715	1,501,354	(588,639)	1,868,528	2,840,453	(971,925)
Gross profit percentages	42%	62%		28%	76%

Cost of sales related to technology services was not measured in all prior quarters in 2020 and it was not practical for management to seek such historical information, thus the annual 2020 cost of sales is not fully represented in the above table. For the three months ended December 31, 2021, cost of sales for technology services increased $328,430 or 36% as fixed salaries for virtual event delivery remained during a period of fewer events compared to the same period in 2020 due to higher demand for virtual events in the prior period at the onset of COVID-19. Towards the end of 2021 we have significantly reduced these fixed salaries to better align with forecasted demand of virtual events.

The changes in expense accounts were primarily due to a combination of the following:

Sales and Marketing Expenses

	Three months ended December 31,			Year ended December 31,
	2021	2020	Variance	2021	2020	Variance
Sales and marketing	$3,320,977	$3,675,720	$(354,743)	$16,815,044	$9,609,441	$7,205,603
As a percentage of revenue	52%	52%		65%	54%

Sales and marketing expenses for the three months and year ended December 31, 2021 was $3,320,977 and $16,815,044 a decrease of $354,743 and an increase of $7,205,603 or –10% or 75%, respectively, compared to the same period in 2020. For the quarter we spent less on sales and marketing in both ecommerce and technology services segments compared to previous quarters in the year. Due to the supply chain issues in ecommerce and hardships in getting desired inventory we did lower our spend in anticipation and expectation of lower revenues this quarter. As we shift our efforts into promoting our AR 3D products, during the quarter we reduced sales and marketing efforts related to virtual events and shifted the spend to AR 3D products which resulted in an overall reduction in spend. Even though we spent less in this quarter, our overall spend for the year was greater than 2020 due to the spend during the first three quarters of 2021 for both ecommerce and technology services.

Management’s Discussion and Analysis

General and Administrative Expenses

	Three months ended December 31,			Year ended December 31,
	2021	2020	Variance	2021	2020	Variance

General and administrative	$3,966,477	$2,683,780	$1,282,697	$13,881,090	$5,840,760	$8,040,330
As a percentage of revenue	62%	38%		54%	33%

General and administrative expenses for the three months and year ended December 31, 2021 was $3,966,477 and $13,881,090 an increase of $1,282,697 and $8,040,330 or 48% or 138%, respectively, compared to the same period in 2020. The increase in general and administrative expenses was due to higher headcount and related compensation costs from acquisitions, legal, accounting, professional fees, compliance, recruitment charges, shipping and warehouse costs, administrative functions of the business including finance, human resources, operations, management, and internal information system support. The increases also reflect investments in corporate infrastructure and capability to support our global expansion and growth strategy.

Research and Development Expenses

	Three months ended December 31,			Year ended December 31,
	2021	2020	Variance	2021	2020	Variance
Research and development	$1,222,984	$2,038,939	$(815,955)	$6,612,260	$3,591,653	$3,020,607
As a percentage of revenue	19%	29%		25%	20%

Research and development expenses for the three months and year ended December 31, 2021 was $1,222,984 and $6,612,260 a decrease of $815,955 and an increase of $3,020,607 or -40% and 84%, respectively, compared to the same period in 2020. As we scaled back our development efforts in our virtual events platform in the quarter, we increased our development in our 3D AR products, but overall resulted in lower research and development expenses which substantially consisted of internal labour. All the products listed above in our technology stack are in the commercialization stage and generating revenue. Research and development expenditures are incurred to further enhance and maintain existing products in addition to integrating them into a holistic suite. Any future expenditures in this category will be through the use of internal labour and we don’t anticipate the level of expenditures to be significantly more than the current 2021 level of spend. In 2020, the research and development spend was mainly focused on our virtual events platform, while in 2021 it was for both the virtual events platform and our 3D AR products resulting in a higher total 2021 spend compared to 2020.

Loss

Loss for the three months and year ended December 31, 2021 was $9,363,614 and $32,652,054 or $0.11 and $0.39 per share basic and diluted, compared to a loss of $3,757,184 or $12,562,673 or $0.05 and $0.23 for the same period in 2020. The increase in loss was due to higher operating expenses as described above, and other expenses such as lease costs, and amortization and depreciation that was partly offset by an increase in revenues and gain on sale of digital assets and gain on settlement of contingent consideration of previous acquisitions.

Working Capital

Working capital as at December 31, 2021 was $9,213,731 a decrease of $4,390,218 or 32% compared to December 31, 2020. The decrease in Working Capital was mainly due to increase in use of cash for operating activities.

Key Financial Position Items

	December 31, 2021	December 31, 2020
Total assets	$29,510,258	$29,075,893
Total liabilities	5,248,241	6,656,958

Management’s Discussion and Analysis

Total assets as at December 31, 2021 were $28,598,044 a decrease of $477,849 or 2% compared to December 31, 2020. The decrease in assets is mainly due to lower cash and digital asset balances offset by an increase in intangible assets and goodwill from recent acquisitions.

Total non-current liabilities as at December 31, 2021 were $877,651 a decrease of $371 or 0% compared to December 31, 2020. The change relates to the scheduled reversal of lease liabilities under IFRS 16 offset by an assumed loans payable from the ARway acquisition.

Total liabilities as at December 31, 2021 were $4,507,514 a decrease of $2,149,444 or 32% compared to December 31, 2020. The change relates to the settlement of contingent consideration offset by an increase in deferred revenue for services to be rendered and an increase in accounts payable and accrued liabilities.

Receivables

	December 31, 2021	December 31, 2020
Trade receivables	$574,609	$1,184,681
Other receivables	$465,518	$-
GST receivable	41,037	127,867
	$1,081,164	$1,312,548

Trade receivables as at December 31, 2021 were $574,609, a decrease of $610,072 or 51% compared to December 31, 2020 due to timing of receipts of billed revenue. The balance at any point in time is impacted by the point in time where contracts with customers are secured and the timing of the payment cycle with external sales channels.

Other receivables represents two employee forgivable loans issued in Q3 to two new hires. The loan is to be forgiven with the condition of continued employment services to be provided to the Company over a period of time. The loan is fully secured and bears interest at market rates and to be repaid in full within three years less amounts that are forgiven.

Right of use assets & Lease obligations

	December 31, 2021	December 31, 2020
Right of use assets	$1,079,319	$1,034,724
Lease obligations:
Current	290,357	150,662
Non-Current	786,755	877,978
	$1,077,112	$1,028,640

Right-of-use assets as at December 31, 2021 were $1,079,319. Lease obligations as at December 31, 2021 were $1,077,112. The right-of-use assets and lease obligations relate to our leases for warehouse, store space, and office space. During the year, the Company entered into two new lease agreements for the Gilroy (California) store and Toronto office, resulting in an increase of $44,595 or 4% in assets and $48,472 or 5% in obligations.

Deferred Revenue

	December 31, 2021	December 31, 2020
Deferred Revenue	$609,001	$383,022
Contract Assets	$386,202	$244,478

Deferred revenue as at December 31, 2021 was $609,001 an increase of $225,979 or 59% compared to December 31, 2020. Contract assets as at December 31, 2021 was $386,202 an increase of $141,724 or 58%. This increase is a result of contracts obtained over the last year, where revenue is recognized as a percentage of work completed under IFRS 15. For virtual events services, we generally bill a portion of the contract value upfront, resulting in amounts billed as deferred revenue which are subsequently drawn down to revenue as the work is completed. Contract assets are amounts where we have completed work and recognized the revenue but have yet to bill the customer.

Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its capital structure based on the funds available to it in order to support the continuation of and expansion of its operations and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk. The company defines capital to include share capital, warrants and stock option component of its shareholders’ equity. The primary cash flows have been through financing activities.

The following table provides a summary of the cash inflows and outflows by activity:

	Three months ended December 31			Year ended December 31
	2021	2020	Variance	2021	2020	Variance
Cash inflow (outflow) by activity
Operating activities	$(5,956,119)	$(6,130,148)	$174,029	$(24,668,424)	$(10,800,865)	$(13,867,559)
Investing activities	(40,200)	(3,446,338)	3,406,138	2,586,584	(4,279,970)	6,866,554
Financing activities	4,994,152	3,851,214	1,142,938	18,876,198	22,821,637	(3,945,439)
Effects of foreign exchange rates	(19,100)	22,212	(41,312)	(242,014)	94,806	(336,820)
Net cash inflows (outflows)	$(1,021,266)	$(5,703,061)	$4,681,794	$(3,447,656)	$7,835,608	$(11,283,264)

During the three months and year December 31, 2021, the Company had net cash outflow of $1,021,266 and $3,447,656 compared to a net cash outflow of $5,703,061 and net cash inflow of $7,835,608 for the same period in 2020.

Cash used in operating activities for the three months and year December 31, 2021, 2021 was $6,180,305 and $24,892,700, compared to $6,130,148 and $10,800,865 for the same period in 2020. The increase in outflows is mainly due to higher net losses in the respective periods.

Cash provided by investing for the three months and year December 31, 2021 was ($40,200) and $2,586,584 compared to $(3,446,338) and $(4,279,970) for the same period in 2020. The change mainly relates to proceeds from the sale of bitcoin in the first quarter of 2021 and cash used for acquisitions in 2020.

Cash provided by financing for the three months and year December 31, 2021 was $5,124,152 and $19,006,197 compared to $3,853,234 and $22,823,637 for the same period in 2020. The increase in the quarter is related to the proceeds received from the private placement in November 2021. For the year, we received $3,815,440 less in aggregate from financing activities mainly due to less exercises of options and warrants.

As at December 31, 2021, we had cash of $7,237,296, inventory of $3,389,098 and a positive working capital of $9,213,731. We anticipate further sales of our product offerings as we continue to grow. Our cash and inventory position are healthy and allows us to continue to deliver on our strategy and growth. We anticipate growth of our 3D AR product revenue and aggressive reduction in spend, will generate cash flow to reduce the amount of working capital required to sustain operations. Depending on cash generated, how aggressively we pursue further acquisitions, and increasing our sales and marketing efforts the company may have to raise additional working capital mainly in the form of equity financing to maintain operations for the next twelve months. The amount and pricing of financing the Company is able to raise in the future is dependent on the cyclical nature of the equity markets, and the perception and adoption of AR and AR technologies in the mainstream. In January 2022, the Company raised $10,000,000 in gross proceeds from a private placement with a single institutional investor, these proceeds along with forecasted sales and our focus on cost reduction, we believe will provide us enough capital for the next 12 months.

Management’s Discussion and Analysis

Contractual obligations include lease payments for the warehouse, store, and office space. The Company has entered into lease agreements ranging from 2 years to 8 years. Lease payments over the next few years is as follows:

Lease Obligations	Payments
Less than one year	$298,480
One to five years	989,378
Over five years	97,782
Total payments	$1,385,640

The Company has not entered into any other future contractual obligations.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 99,634,597 common shares issued and outstanding. The Company also has 4,628,500 share purchase options outstanding at exercise prices ranging from $0.65 to $8.35 per option and expiry dates ranging from April 17, 2022 to March 1, 2025.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected unaudited quarterly results for the eight most recent completed quarters:

	2021	2021	2021	2021	2020	2020	2020	2020
Quarter Ended	Dec 31	Sept 30	June 30	March 31	December 31	September 30	June 30	March 31
Revenue	$6,379,140	$5,737,585	$6,091,551	$7,726,703	$7,001,710	$4,662,928	$3,529,029	$2,491,985
Net loss	9,363,614	8,216,674	5,853,679	9,236,178	8,053,305	4,200,008	2,000,972	1,363,436
Net Loss per share (basic and diluted)	($0.11)	($0.09)	($0.07)	($0.12)	($0.12)	($0.07)	($0.04)	($0.02)

We continue to show strong quarterly revenue figures over the past eight quarters, primarily due to increased product sales, new customers, and greater monetization of technology services and renewal licenses. In the current quarter, the revenue has increased primarily due to seasonality in the eCommerce division and due to more virtual events delivered in the current quarter over the summer months and the increased traction with our 3D AR products. As we refocused our internal efforts towards 3D AR products, we reduced our quarterly expenditures across sales and marketing, general and administrative, and research and development which resulted in a lower operating expenses in Q4 compared to Q3, however an increase in other expenses such as stock based compensation and amortization increased the net loss this quarter compared to Q3.

The data further outlines the journey of an early-stage company. We continue to invest heavily into research and development to get our products to market. As we find acceptance of our products in the market, we increase our efforts in sales and marketing and also our investment into general and administrative to support our growth. The Company will continue to invest smartly to achieve its future revenue growth objectives.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of the date of this report.

Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions with related parties at arm’s length to align with market terms and conditions. The Company has entered, or proposes to enter, into employment agreements with related parties and related parties may also participate in the Company’s share-based compensation plans.

In December 2019, the executive management team consisting of the CEO, President and CFO (at that time) entered into shares for services agreements that elect up to 100% of compensation in shares. During the ended December 31, 2021 there was $343,433 compensation in shares to related parties. See Note 13 to the consolidated financial statements for more information.

Management’s Discussion and Analysis

USE OF PROCEEDS FROM FINANCING

November 2021 Financing

On November 3, 2021, the Company completed a private placement of 3,030,304 units of the Company at a price of $1.65 per unit for gross proceeds of $5,000,001 ($4,434,189 net of issuance costs). Each unit consisted of one Common Share and one-half of one share purchase warrant of the Company. Each warrant entitles the holder to purchase one half of one Common Share at an exercise price of CAD$1.92 per whole common share for a period of three years following the issuance date. The Company previously disclosed that the use of proceeds includes: Working capital, general corporate purposes and pursuing strategic M&A opportunities.

Desc ription	Prior Disclosure	Actual Spent	Remaining	Total	Variance
Working capital,	Working capital,	$518,228	$3,915,961	$4,434,189	nil
general	general corporate
corporate	purposes and
purposes and	pursuing strategic
pursuing	M&A
strategic M&A	opportunities
opportunities

April 2021 Financing

On April 8, 2021, the Company completed a marketed short form prospectus offering of 2,801,500 units for gross proceeds of $14,007,500 ($12,632,937 net of share issuance costs). Each unit consists of one share and one-half warrant. Each warrant is exercisable at $6.00 per share for a period of 2 years from issuance, subject to an accelerated expiry if certain conditions are met. In relation, the Company issued 203,105 compensation options, each of which entitle the Holder to purchase one unit of the Corporation for $5.00 per unit. Each unit is comprised of one-half of one Common Share purchase warrant which is exercisable at $6.00 per warrant, under the same conditions noted above. The Company previously disclosed that the use of proceeds includes: sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

Description	Prior Disclosure(1)	Actual Spent	Remaining	Total	Variance(1)
Sales and marketing expenses
Salaries, Consulting Fees, Commissions and Benefits	$5,847,000	6,316,469	nil	$6,316,469	See note 1
Research and development,
Salaries, Consulting Fees, Commissions and Benefits	$3,109,000	4,168,869	nil	$4,168,869	See note 1
Working Capital and general corporate	$3,180,500	2,147,599	nil	$2,147,599	See note 1

Note:

(1)	This prior disclosure was based on the Company receiving net proceeds of $12,163,500. On April 8, 2021, the Company completed the marketed short form prospectus offering as described above and received net proceeds of $12,632,937. During this time period the Corporation utilized the proceeds more towards research and development, and sales and marketing than originally anticipated.

Management’s Discussion and Analysis

August 2020 Financing

On August 20, 2020, the Company completed a marketed short form prospectus offering of 2,035,000 units of the Company at a price of $6.50 per unit for gross proceeds of $13,227,500. Each unit sold pursuant to the August 2020 Offering consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $8.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

Description	Prior Disclosure(2)	Actual Spent	Remaining	Total	Variance(2)
Sales and marketing expenses
Salaries, Consulting Fees, Commissions and Benefits	$5,704,785	$4,960,286	nil	$4,960,286	See note 1
Equipment, Tools and Software	$1,253,350	$1,089,782	nil	$1,089,782	See note 1
Research and development,
Salaries, Consulting Fees, Commissions and Benefits	$4,302,000	$3,740,570	nil	$3,740,570	See note 1
Equipment, Tools and Software	$49,992	$43,468	nil	$43,468	See note 1
Working Capital and general corporate	$2,639,873	$2,295,358	nil	$2,295,358	See note 1

Note:

(2)	This prior disclosure was based on the Company receiving net proceeds of $13,950,000. On August 20, 2020, the Company completed the marketed short form prospectus offering as described above and received net proceeds of $12,129,465. The Company is still on course to utilize the proceeds described above in the intended time frame as 12 months have not elapsed since the closing date of the aforementioned prospectus offering.

Management’s Discussion and Analysis

June 2020 Financing

On June 17, 2020, the Company completed a private placement of 1,528,036 units of the Company at a price of $2.10 per unit for gross proceeds of $3,208,875. Each unit consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $3.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: growing sales and engineering teams, pursuing strategic M&A opportunities, and for general working capital purposes.

Description	Prior Disclosure	Actual Spent	Remaining	Total	Variance
Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	$3,027,366	nil	nil	nil

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred. The carrying amounts of our financial instruments approximate fair market value due to the short-term maturity of these instruments. The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financing. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at December 31, 2021, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $843,202.

Management’s Discussion and Analysis

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We believe that interest rate risk is low for our financial assets as the majority of investments are made in highly liquid instruments. We do have interest rate risk related to our credit facilities. Our operating line of credit is not utilized but our rates are variable tied to Royal Bank prime rate and Royal Bank base rate.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company has sufficient capital to sustain its operations for the next twelve months.

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments.

As at December 31, 2021, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

See our annual consolidated financial statements for the year ended December 31, 2021 and the related notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations. The policies listed below are areas that may contain key components of our results of operations and are based on complex rules requiring us to make judgments and estimates and consequently, we consider these to be our critical accounting policies. The critical accounting policies which we believe are the most important to aid in fully understanding and evaluating our reported financial results include the following:

(a)	Intangible Assets and Goodwill,

(b)	Impairment of Non-Financial Assets,

(c)	Inventory, and

(d)	Revenue Recognition.

We will continue to monitor the potential impact of COVID-19 on our financial statements and related disclosures, including the need for additional estimates going forward, which could include costs related to items such as special charges, restructurings, asset impairments and other non-recurring costs. Currently, we have not recorded any specific impacts related to COVID-19 in our financial statements.

Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Management’s Discussion and Analysis

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Changes In Accounting Policies

(a) New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2021, but do not have an impact on the consolidated financial statements of the Company.

(b) Standards issued but not yet effective

There are no new standards issued but not yet effective as at January 1, 2022 that have a material impact to the Company’s consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes during the year ended December 31, 2021 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

UPDATE ON PRESS RELEASES

For 2021, the company has signed over 630 contracts with a dollar value of over $4.7 million. During that time the Corporation has disseminated approximately 21 news releases for contracts and agreements for the Corporation's services. Many of the contracts previously disclosed were one-time service orders and the aggregate value of the previously disclosed contracts was $1,977,475. The disclosed contracts ranged in value from $17,640 to $500,000, excluding those contracts where no immediate value to the Corporation was determinable. To the extent these figures were originally expressed or recorded in United States dollars, the Corporation has converted such figures into Canadian dollars using an exchange rate of US$1.00 = C$1.26, aggregated the totals and rounded the results. The aggregate value of the contracts is material to the Corporation; however, no single contract is considered material in itself. An estimated $890,241 of the disclosed contracts has been billed by the Corporation as at December 31, 2021, $699,234 remains to be billed by the Corporation and $390,000 was written off in connection with two customer disputes.

A summary of progress of the above contracts is as follows:

●	On January 29, 2021, the company announced that it had entered into a contract with the Canadian Society of Physician Leaders (“CSPL”) to host their 2021 Canadian Conference on our virtual events platform. As of the date hereof, the contract has been completed.
●	On February 3, 2021, the company announced that it had entered into a contract with the Canadian Dairy Expo (“CDX”) to host their 2021 virtual trade show on our virtual events platform. As of the date hereof, the contract has been completed.
●	On February 9, 2021, the company announced that it had entered into a contract with the Canadian Surgery Forum (“CSF”) to host their 2021 virtual event on our virtual events platform. As of the date hereof, the contract has been completed.

Management’s Discussion and Analysis

●	On February 17, 2021, the company announced that it had entered into a contract with the Ontario Dental Association (“ODA”) to host their annual spring meeting on our virtual events platform. As of the date hereof, the contract has been completed.
●	On February 24, 2021, the company announced that it had entered into a contract with the Student Veterans of America’s (“SVA”) to host their annual national conference on our virtual events platform. As of the date hereof, the contract has been completed.
●	On May 6, 2021, the company announced that it had entered into a contract to host the Canadian Higher Education Information Technology Conference on our virtual events platform. As of the date hereof, the contract has been completed.
●	On May 14, 2021, the company announced that it had entered into a strategic partnership with Visit Tampa Bay for them to promote Nextech services on their site as a partner on our virtual events platform. As of the date hereof, the partnership remains in force in accordance with its original terms.
●	On June 3, 2021, the company announced that it had entered into a contract with Microsoft Azure to be part of their offering network related to the build out of EdTechX. As of the date hereof, the contract remains in force in accordance with its original terms.
●	On June 8, 2021, the company announced a Microsoft Co-Sell Partnership for EdTechX allowing NexTech products to be offered on Microsoft’s Global Marketplace allowing its partners to sell Nextech products within their networks. As of the date hereof, the partnership remains in force in accordance with its original terms.
●	On July 6, 2021, the company announced that it had entered into an agreement with a European based multinational company to host multiple virtual events on our virtual events platform. As of the date hereof, the agreement has been terminated.
●	On July 30, 2021, the company announced that it had entered into a partnership with FENEX to resell its augmented reality solutions. As of the date hereof, that partnership has been terminated.
●	On August 3, 2021, the company announced that it had entered into an AR Labs contract with Ryerson University Faculty of Science for their renewal of 80 labs and licenses. As of the date hereof, the contract remains in force in accordance with its original terms.
●	On August 24, 2021, the company announced that it had entered into an agreement with Google to be an early access partner for providing indexing services of customer products on Google for higher search success with 3D assets. As of the date hereof, the agreement remains in force in accordance with its original terms.
●	On August 31, 2021, the company announced its partnership with Kohls to create and host their AR furniture assets. As of the date hereof, the contract remains in force in accordance with its original terms.
●	On October 13, 2021, the company announced that it had entered into a contract with City of London (UK) to map Guildhall School of Music using ARway’s 3D MAP (now AR Maps) technology. As of the date hereof, the contract remains in force in accordance with its original terms.
●	On October 26, 2021, the company announced that it signed 13 referral partnership agreements with Asian e-commerce aggregators to promote the company’s 3D products. As of the date hereof, the contract remains in force in accordance with its original terms.
·	On December 21, 2021, the company announced that it had entered into a multi-year contract with Restaurants Canada to host a metaverse marketplace. As of the date hereof, the contract remains in force in accordance with its original terms.
●	On January 12, 2022, the company announced that it had signed a large enterprise 3D ecommerce modelling deal with a multinational e-commerce brand. As of the date hereof, the contract remains in force in accordance with its original terms.
●	On February 1, 2022, the company announced that it had entered into a partnership with DesignerInc providing the company with access to a network of over 1,500 furniture manufacturers. As of the date hereof, the contract remains in force in accordance with its original terms.
●	On February 8, 2022, the company announced that it had entered into a partnership with Asian ecommerce marketplace SHOPLINE allowing its merchants to use the company’s 3D technologies. As of the date hereof, the contract remains in force in accordance with its original terms.